Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

January 20, 2012

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
Re: Home Treasure Finders, Inc.
Form S-1/A3
File number 333-176154

Dear Ms. Lippman:

    We are submitting herewith our Fourth Amendment to Form S-1 filed previously. We have incorporated changes in response to the Commission’s verbal instruction as follows:

1.	We have modified pages 31 and 32 as per SEC verbal instruction.

2.	We have modified the signature page and it is now correct in that it was copied from an S-1 from a major recent filer as instructed verbally by SEC staff and is now dated consistantly.

    It is our understanding that the SEC has reviewed the changes and that the S-1 is now correct.  Please note that we have used the consistant date of January 20, 2012.

We believe the document is now complete and accurate and we respectfully await effectiveness.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand
President, Sole Director, Chief Financial Officer and Principal Accounting Officer